

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2013

<u>Via E-Mail</u>
Gail Kelly
Chief Executive Officer
Westpac Banking Corporation
575 Fifth Avenue, 39th Floor
New York, New York 10017-2422

      Re: **Westpac Banking Corporation**
             Form 20-F for the Fiscal Year Ended September 30, 2012
             Filed November 13, 2012
             File No. 001-10167

Dear Ms. Kelly:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Stephanie J. Ciboroski for

                            Suzanne Hayes
                            Assistant Director